FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>Financial Asset Securities Corp.</u>	<u>0001003197</u>
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>Form 8-K, December 30, 2003, Series 2003-FFH2</u>	<u>333-108195</u>

____

Name of Person Filing the Document
(If Other than the Registrant)

04000744

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 30, 2003

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2003-FFH2, Asset-Backed Certificates, Series 2003-FFH2

Marketing Materials

$754,491,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***As of September 18, 2003***

$754,491,000 (Approximate)
First Franklin Mortgage Loan Trust 2003-FFH2
Asset-Backed Certificates, Series 2003-FFH2
Subject to a +/- 10% Variance

Class(1,2,3)	Principal Amount ($)	WAL (Years) Roll Date(4)	Payment Window (Mths) Roll Date(4)	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
A-1	$500,975,000	Not Offered Hereby		AAA/Aaa	December 2033	Hybrid Senior
A-2	$118,786,000	1.49	1-23	AAA/Aaa	December 2033	Hybrid Senior
M-1	$46,193,000	Not Offered Hereby		AA/Aa2	December 2033	Floating Rate Subordinate
M-2	$42,344,000	Not Offered Hereby		A/A2	December 2033	Floating Rate Subordinate
M-3	$11,548,000	Not Offered Hereby		A-/A3	December 2033	Floating Rate Subordinate
M-4	$11,548,000	Not Offered Hereby		BBB+/Baa1	December 2033	Floating Rate Subordinate
M-5	$13,473,000	Not Offered Hereby		BBB/Baa2	December 2033	Floating Rate Subordinate
M-6	$9,624,000	Not Offered Hereby		BBB-/Baa3	December 2033	Floating Rate Subordinate
Total:	**$754,491,000**					

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) The Class A-1 and Class A-2 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Roll Date (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are priced to call. The Class A-1 and Class A-2 Certificates are priced to the Roll Date. The margin on each of Class A-1 (if applicable), Class A-2 (if applicable), Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

Depositor:	Financial Asset Securities Corp.
Servicer:	Saxon Mortgage Services, Inc.
Underwriter:	Greenwich Capital Markets, Inc.
Trustee:	Wells Fargo Bank Minnesota, National Association.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.

Offered Certificates:	The Class A-1 Certificates, the Class A-2 Certificates (together the "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates***."
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Calculation Date:	The close of business on [September 1, 2003].
Cut-off Date:	The close of business on December 1, 2003.
Expected Pricing Date:	On or about [TBD], 2003.
Expected Closing Date:	On or about December 29, 2003.
Expected Settlement Date:	On or about December 29, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2004.
Accrued Interest:	The price to be paid by investors for the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class A-1 and Class A-2 Certificates will include accrued interest from December 1, 2003, up to, but not including, the Closing Date ([28] days).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The interest accrual period for the Class A-1 and Class A-2 Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Statistical Calculation Mortgage Loans:

As of the Statistical Calculation Date, the aggregate principal balance of the Statistical Calculation Mortgage Loans was approximately $[769,888,515] of which: (i) approximately $[622,331,683] consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Statistical Calculation Mortgage Loans***") and (ii) approximately $[147,556,832] consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Statistical Calculation Mortgage Loans***" together with the Group I Mortgage Loans, the "***Statistical Calculation Mortgage Loans***"). As of the Statistical Calculation Date, approximately 0.12% of the Group I Statistical Calculation Mortgage Loans and none of the Group II Statistical Calculation Mortgage Loans consisted of loans for which the borrower is entitled to a rebate at the end of each 12 month period for the first four years if the borrower (i) is not delinquent or has not defaulted and (ii) has not prepaid the loan in full for such period (the "***Dividend Loans***"). The rebate will be deducted from available funds each month and will not be available to make any payments on the Offered Certificates, regardless of whether the borrower satisfies the above criteria. For fixed-rate Dividend Loans, the rebate will be 0.25%, 0.25%, 0.25% and 0.50% respectively for the first four 12 month periods. For the Dividend Loans with an initial fixed rate period of two years, the rebate will be 0.25%, 0.25%, 1.00% and 0.25% respectively for the first four 12 month periods. For the Dividend Loans with an initial fixed rate period of three years, the rebate will be 0.25%, 0.25%, 0.25% and 1.00% respectively for the first four 12 month periods. Please see the prospectus supplement for a more detailed description of the Dividend Loans.

On or prior to the Closing Date, it is expected that certain of the Statistical Calculation Mortgage Loans may be removed from the trust and certain other similar mortgage loans may be added to the trust. The mortgage loans to be included in the trust on the Closing Date are referred to herein as the "***Mortgage Loans***." It is expected that the aggregate principal balance of the Mortgage Loans as of the Cut-off Date will be approximately $[768,000,000].

Roll Date: The Class A-1 and Class A-2 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Distribution Date in [November 2005], the "***Roll Date***."

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" is One Month LIBOR plus the related margin for all of the Offered Certificates (other than the Class A-1 and Class A-2 Certificates). The Base Rate for the Class A-1 and Class A-2 Certificates is (i) a fixed rate for the first [23] Distribution Dates and (ii) One Month LIBOR plus the related margin for every Distribution Date thereafter.

Net WAC Rate: The "***Net WAC Rate***" on each Class of Offered Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis (in the case of the Offered Certificates other than the Class A-1 and Class A-2 Certificates).

Maximum Cap: The "***Maximum Cap***" on each Class of Offered Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis (in the case of the Offered Certificates other than the Class A-1 and Class A-2 Certificates).

Net WAC Rate Carryover Amount: If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow: The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [2.00]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Amount:

The Required Overcollateralization Amount is equal to:
(i) prior to the Stepdown Date, [2.00]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) [4.00]% of the current aggregate principal balance of the Mortgage Loans; and
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (the "***OC Floor***").

On any Distribution Date on which a Step Up Event is in effect, the Required Overcollateralization Amount is equal to:
(i) prior to the Stepdown Date, [2.70]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) [5.40]% of the current aggregate principal balance of the Mortgage Loans; and
(b) the OC Floor.

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in [January 2007] and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [39.00]% ([40.40]% credit enhancement if an Step Up Event exists).

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Credit Support:

Initial Credit Enhancement		Target Credit Enhancement After Stepdown Date (1)		Target Credit Enhancement After Stepdown Date (2)	
Rating	**Percent**	**Rating**	**Percent**	**Rating**	**Percent**
AAA	[19.50]%	AAA	[39.00]%	AAA	[40.40]%
AA	[13.50]%	AA	[27.00]%	AA	[28.40]%
A	[8.00]%	A	[16.00]%	A	[17.40]%
A-	[6.50]%	A-	[13.00]%	A-	[14.40]%
BBB+	[5.00]%	BBB+	[10.00]%	BBB+	[11.40]%
BBB	[3.25]%	BBB	[6.50]%	BBB	[7.90]%
BBB-	[2.00]%	BBB-	[4.00]%	BBB-	[5.40]%

(1) Assumes that a Step Up Event has not occurred.
(2) Assume that a Step Up Event has occurred.

Step Up Event:

A "***Step Up Event***" is in effect any Distribution Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
October 2005 to September 2006	[5.00]% initially, plus 1/12th of [1.25]% for each month thereafter
October 2006 to September 2007	[6.25]% initially, plus 1/12th of [1.25]% for each month thereafter
October 2007 to September 2008	[7.50]% initially, plus 1/12th of [1.50] % for each month thereafter
October 2008 and thereafter	[9.00]%

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [ ]% of the Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
October 2006 to September 2007	[ ]% initially, plus 1/12th of [ ]% for each month thereafter
October 2007 to September 2008	[ ]% initially, plus 1/12th of [ ]% for each month thereafter
October 2008 to September 2009	[ ]% initially, plus 1/12th of [ ] % for each month thereafter
October 2009 and thereafter	[ ]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-6 Certificates, second to the Class M-5 Certificates, third, to the Class M-4 Certificates, fourth, to the Class M-3 Certificates, fifth, to the Class M-2 Certificates and sixth, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds (after deduction for monthly dividend rebates), to pay as follows: first, servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates and eighth, monthly interest to the Class M-6 Certificates.

2) Principal funds, as follows: monthly principal to the Senior Certificates, generally pro rata based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown."

3) Excess Cashflow as follows: as principal to the Offered Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates and then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates and then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates and then any unpaid applied Realized Loss amount to the Class M-6 Certificates.

4) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates pro rata, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates and lastly to the Class M-6 Certificates.

5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates and 6) Class M-6 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata* based on the principal collected in the related loan group, such that the Senior Certificates will have at least [39.00]% credit enhancement ([40.40]% credit enhancement if an Step Up Event exists), second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [27.00]% credit enhancement ([28.40]% credit enhancement if an Step Up Event exists), third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [16.00]% credit enhancement ([17.40]% credit enhancement if an Step Up Event exists), fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [13.00]% credit enhancement ([14.40]% credit enhancement if an Step Up Event exists) and fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [10.00]% credit enhancement ([11.40]% credit enhancement if an Step Up Event exists), sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least [6.50]% credit enhancement ([7.90]% credit enhancement if an Step Up Event exists) and seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least [4.00]% credit enhancement ([5.40]% credit enhancement if an Step Up Event exists) subject, in each case, to any overcollateralization floors.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-2 To Roll Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	1.89	1.69	1.59	1.49	1.40	1.30	1.21
MDUR (yr)	1.81	1.62	1.53	1.44	1.35	1.26	1.17
First Prin Pay	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
Last Prin Pay	11/25/05	11/25/05	11/25/05	11/25/05	11/25/05	11/25/05	11/25/05

Group II Statistical Calculation Mortgage Loans
As of the Statistical Calculation Date

NUMBER OF LOANS:	635					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$147,556,832					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$232,386.91		$34,000.00		$670,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$232,372.96		$34,000.00		$670,000.00	
WAVG CURRENT LOAN RATE:	7.273	%	5.875	%	10.500	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.802	%	4.125	%	7.875	%
WAVG MAXIMUM LOAN RATE:	13.245	%	11.875	%	14.875	%
WAVG MINIMUM LOAN RATE:	7.245	%	5.875	%	8.875	%
WAVG INITIAL PERIODIC RATE CAP:	3.000	%	3.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	24	months	16	months	58	months
WAVG ORIGINAL TERM:	359.90	months	180.00	months	360.00	months
WAVG REMAINING TERM:	356.81	months	175.00	months	359.00	months
WAVG ORIGINAL LTV:	99.43	%	90.23	%	100.00	%
WAVG CREDIT SCORE:	663		600		813	
TOP PROPERTY STATE CONC ($):	37.73 % California, 6.29 % Florida, 5.03 % New York					
MAXIMUM ZIP CODE CONC ($):	1.37 % 92065					
FIRST PAY DATE:			May 01, 2003		Nov 01, 2003	
MATURITY DATE:			Jun 01, 2018		Oct 01, 2033	

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
34,000 - 50,000	13	566,498.26	0.38
50,001 - 100,000	125	9,714,523.31	6.58
100,001 - 150,000	124	15,744,532.55	10.67
150,001 - 200,000	81	13,873,831.31	9.40
200,001 - 250,000	28	6,318,263.18	4.28
250,001 - 300,000	20	5,473,565.00	3.71
300,001 - 350,000	82	27,499,822.84	18.64
350,001 - 400,000	90	33,864,550.00	22.95
400,001 - 450,000	32	13,499,519.02	9.15
450,001 - 500,000	20	9,556,800.00	6.48
500,001 - 550,000	9	4,801,526.47	3.25
550,001 - 600,000	8	4,668,400.00	3.16
600,001 - 650,000	1	635,000.00	0.43
650,001 - 670,000	2	1,340,000.00	0.91
Total	635	147,556,831.94	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	2	78,686.23	0.05
360	633	147,478,145.71	99.95
Total	635	147,556,831.94	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
175 - 176	1	44,686.23	0.03
177 - 178	1	34,000.00	0.02
351 - 352	1	142,172.70	0.10
355 - 356	232	51,770,818.33	35.09
357 - 358	399	95,165,154.68	64.49
359 - 359	1	400,000.00	0.27
Total	635	147,556,831.94	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	443	95,604,893.21	64.79
PUD	119	35,327,003.10	23.94
Condominium	51	11,071,112.43	7.50
2 Units	22	5,553,823.20	3.76
Total	635	147,556,831.94	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	635	147,556,831.94	100.00
Total	635	147,556,831.94	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	519	119,297,624.76	80.85
Cash Out Refinance	98	24,265,917.52	16.45
Rate/Term Refinance	18	3,993,289.66	2.71
Total	635	147,556,831.94	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
90.23 - 95.00	53	12,380,623.68	8.39
95.01 - 100.00	582	135,176,208.26	91.61
Total	635	147,556,831.94	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	5	463,897.00	0.31
Arizona	25	5,380,022.70	3.65
California	151	55,677,167.04	37.73
Colorado	6	1,119,546.32	0.76
Connecticut	7	1,400,345.02	0.95
Florida	41	9,284,266.38	6.29
Georgia	30	5,102,264.00	3.46
Illinois	25	4,989,396.56	3.38
Indiana	16	1,542,740.33	1.05
Iowa	6	466,914.42	0.32
Kansas	5	764,514.06	0.52
Kentucky	11	1,869,100.00	1.27
Louisiana	1	90,550.00	0.06
Maine	4	675,000.00	0.46
Maryland	11	2,906,100.00	1.97
Massachusetts	16	4,218,700.00	2.86
Michigan	41	6,840,509.12	4.64
Minnesota	3	443,040.00	0.30
Missouri	8	928,200.00	0.63
Montana	1	180,500.00	0.12
Nebraska	3	601,946.88	0.41
Nevada	11	2,694,500.00	1.83
New Hampshire	4	725,900.00	0.49
New Jersey	9	3,481,813.93	2.36
New Mexico	2	324,500.00	0.22
New York	21	7,421,108.50	5.03
North Carolina	34	6,176,950.00	4.19
Ohio	48	5,035,643.35	3.41
Oklahoma	3	170,594.64	0.12
Oregon	5	969,750.00	0.66
Pennsylvania	9	1,366,400.00	0.93
Rhode Island	3	724,900.00	0.49
South Carolina	9	1,526,672.14	1.03
Tennessee	8	1,595,634.20	1.08

(continued on the following page)

Property State (continued)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Texas	16	2,698,700.00	1.83
Utah	5	600,800.00	0.41
Vermont	2	310,000.00	0.21
Virginia	12	2,829,600.00	1.92
Washington	11	2,753,986.08	1.87
West Virginia	1	74,500.00	0.05
Wisconsin	6	1,130,159.27	0.77
Total	635	147,556,831.94	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	625	144,132,431.94	97.68
Limited Income Verification	10	3,424,400.00	2.32
Total	635	147,556,831.94	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600 - 600	12	2,140,736.23	1.45
601 - 650	323	65,832,337.63	44.61
651 - 700	199	48,996,117.27	33.20
701 - 750	76	24,875,994.07	16.86
751 - 800	23	5,515,246.74	3.74
801 - 813	2	196,400.00	0.13
Total	635	147,556,831.94	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.875 - 6.000	6	2,143,500.00	1.45
6.001 - 7.000	198	58,533,321.06	39.67
7.001 - 8.000	318	70,088,549.80	47.50
8.001 - 9.000	106	16,139,860.79	10.94
9.001 - 10.000	6	606,914.06	0.41
10.001 - 10.500	1	44,686.23	0.03
Total	635	147,556,831.94	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.125 - 5.000	24	9,400,131.97	6.89
5.001 - 6.000	305	85,686,375.79	62.76
6.001 - 7.000	222	39,296,805.81	28.78
7.001 - 7.875	17	2,145,400.00	1.57
Total	568	136,528,713.57	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.875 - 12.000	6	2,143,500.00	1.57
12.001 - 13.000	183	54,268,824.18	39.75
13.001 - 14.000	292	65,920,872.96	48.28
14.001 - 14.875	87	14,195,516.43	10.40
Total	568	136,528,713.57	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.875 - 6.000	6	2,143,500.00	1.57
6.001 - 7.000	183	54,268,824.18	39.75
7.001 - 8.000	292	65,920,872.96	48.28
8.001 - 8.875	87	14,195,516.43	10.40
Total	568	136,528,713.57	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
04/01/05	1	142,172.70	0.10
07/01/05	11	3,163,794.07	2.32
08/01/05	190	42,991,658.87	31.49
09/01/05	325	76,500,410.00	56.03
10/01/05	3	879,250.00	0.64
08/01/06	2	534,100.00	0.39
09/01/06	10	3,049,264.00	2.23
07/01/08	1	226,813.93	0.17
08/01/08	6	2,398,050.00	1.76
09/01/08	19	6,643,200.00	4.87
Total	568	136,528,713.57	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000	568	136,528,713.57	100.00
Total	568	136,528,713.57	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	568	136,528,713.57	100.00
Total	568	136,528,713.57	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	336	66,070,676.39	44.78
5YR IO 2/28 6 Mo LIBOR ARM	194	57,606,609.25	39.04
Fixed Rate	66	10,983,432.14	7.44
5YR IO 5/25 6 Mo LIBOR ARM	18	7,066,350.00	4.79
5YR IO 3/27 6 Mo LIBOR ARM	9	3,178,464.00	2.15
5/25 6 Mo LIBOR ARM	8	2,201,713.93	1.49
3/27 6 Mo LIBOR ARM	3	404,900.00	0.27
BALLOON 15/30	1	44,686.23	0.03
Total	635	147,556,831.94	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	121	28,561,676.78	19.36
12	27	7,924,417.10	5.37
24	362	86,102,286.56	58.35
36	124	24,830,451.50	16.83
48	1	138,000.00	0.09
Total	635	147,556,831.94	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	121	28,561,676.78	19.36
Prepayment Penalty	514	118,995,155.16	80.64
Total	635	147,556,831.94	100.00

Dividend Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non-Dividend Loans	635	147,556,831.94	100.00
Total	635	147,556,831.94	100.00